Mail Stop 4561

May 17, 2010

Gal Trifon, President and CEO
c/o Sarit Firon, CFO
Eyeblaster, Inc.
135 West 18th Street, 5th Floor
New York, NY 10011

Re: Eyeblaster, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 30, 2010
File No. 333-163579

Dear Mr. Trifon:

We have reviewed your revised filing and response letter, and have the following comments. References to prior comments refer to those provided in our letter dated April 6, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 47

Stock-based Compensation, page 48

1.   We note your revised disclosures in response to prior comment 8 and your discussion regarding the increase in the valuation as of January 31, 2010 compared to November 30, 2009. Tell us why you compared the improvement in the discounted cash flow value from October 31, 2009 to January 31, 2010 and why you did not discuss the improvements from November 30, 2009 to January 31, 2010. Please explain further or revise accordingly.

Business

Customers, page 64

2.   We note your response to prior comment 11. Please provide us with your legal basis for excluding the disclosure regarding your major customer required by Item 101(c)(1)(vii) from the prospectus included in your pre-effective filings until a later date. In particular, explain why you believe the prospectus, without the disclosure regarding your major customer, satisfies the requirements of Section 10 of the Securities Act.   In this regard, we note that Rule 430A under the Securities

Act does not appear to permit the omission of such information. Unless you are able to provide sufficient justification of the basis for exclusion of this information, please include in all future pre-effective amendments the disclosure required by Item 101(c)(1)(vii) and the other disclosure related to your major customer proposed in your response letter.

3.   We again note your response to prior comment 11. Please tell us how you concluded that you are not required to file your agreements, if any, with the major customer identified in your response as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Executive Compensation, page 74

General

4.   In response to prior comment 13, you advise that your board of directors has determined that the company's compensation policies are not reasonably likely to cause excessive risk-taking, such that no disclosure is required under Item 402(s) of Regulation S-K. As previously requested, please briefly explain in your response letter the substantive basis for the board's conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company, and describe the process undertaken to reach that conclusion.

Grants of Plan-Based Awards, page 81

5.   Footnote 3 to your grants of plan-based awards table refers to FAS 123R. As you are aware, this reporting standard has been superseded by the FASB Accounting Standards Codification that became effective on July 1, 2009. Please revise the reference accordingly.

Consolidated Financial Statements

6.   Please update the financial statements pursuant to Rule 3-12(g) of Regulation S-X.

Consolidated Balance Sheets, page F-3

7.   We note your response to our previous comment 17 and your explanation as to why you believe the assumption of the exercise of the warrants meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. However, firm commitments or signed agreements provide the best evidence in meeting these criteria beyond the economic benefits you believe would be derived from such exercise. Please confirm to us once you have obtained written confirmation

from your warrant holders and provide such documentation to support the holders' intent to exercise prior to effectiveness.

8.   We note from your response to prior comment 19 that you expect to obtain written confirmation from the Series A-1 preferred shareholders of their intent to convert their shares to common stock upon effectiveness of the IPO. Please confirm that unless written confirmation is received prior to effectiveness, you will not include the conversion of such shares in your pro forma disclosures as you will not have met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Note 8 Stockholders' Equity

Preferred Stock

9.   Please explain further the following as it relates to your response to prior comment 23:

- You indicate that the preferred stockholders agreed that a certain premium would be paid to the common stockholders to gain the support of the directors elected by them. Please explain further how you concluded that such premium is not attributable to any stated or unstated rights (i.e. inducement to obtain preferred financing);

- Tell us how you determined the repurchase price, which exceeded the fair value of your common stock by approximately 29%, did not constitute a stated price "significantly in excess" of the current market price such that allocation to other elements may be necessary. We refer you to ASC 505-30-30-2;

- Provide a breakdown of the shares repurchased from each common stockholder and tell us the stockholder's relationship to the company; and

- Explain further how you determined that the founder's shares should be considered a block of shares representing a controlling interest.

Note 11. Transactions and Balances with Related Party, page F-28

10.   Please revise your disclosures to clarify that the "stockholders" referred to in Note 11 are your Series A-1 convertible preferred stockholders.

General

11.   We note from your response to prior comment 24 you believe disclosing the date through which subsequent events has been evaluated is no longer required pursuant to ASU 2010-09.   ASC 855-10-20 defines an SEC filer as an entity that is required to file or furnish its financial statements with the SEC. Considering your registration statement is not yet effective, you are currently not required to

file or furnish financial statements with the SEC and accordingly you should disclose (a) the date through which subsequent events has been evaluated and (b) if it is based on the date the financial statements were issued or were available to be issued. Please revise to include such disclosure pursuant to ASC 855-10-50-1.

Exhibit Index

12.   We note that the footnote relating to Exhibit 10.6 states "Confidential treatment granted." Please revise to state that portions of the exhibit have been omitted pursuant to a request for confidential treatment. See Section II.D.5 of Staff Legal Bulletin No. 1A. Once the order granting confidential treatment has been issued, you may add a note to this effect to the marking called for by the Staff Legal Bulletin.

***

You may contact Melissa Kindelan at (202) 551-3564 or me at (202) 551-3499 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile: (212) 701-5111
Michael Kaplan
Davis Polk & Wardwell
Telephone: (212) 450-4111